SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: December 21, 2004	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contact:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD 886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. The Ruth Group David Pasquale +646-536-7006 dpasquale@theruthgroup.com

ChipMOS Bermuda Announces Changes to Its Board of Directors

Hsinchu, Taiwan, December 21, 2004 –ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq: IMOS) announced today that according to information released by the Taipei District Prosecutor’s Office, Mr. Hung-Chiu Hu and Mr. Jwo-Yi Miao, two directors of ChipMOS, have been indicted by the Taipei District Prosecutor’s Office in connection with alleged embezzlement during the late 1990s at Pacific Electric Wire & Cable Co. Ltd., a company incorporated in Taiwan and, until April 28, 2004, listed on the Taiwan Stock Exchange. It has also been reported that Mr. Hu has been taken into custody by the Taipei District Prosecutor’s Office in connection with the indictment. In addition, according to the information released by the Taipei District Prosecutor’s Office, Mr. Robert Ma Kam Fook, also a director of ChipMOS, has been implicated in connection with the alleged embezzlement at Pacific Electric Wire & Cable Co. Ltd. Mr. Hu was previously the Chairman of ChipMOS prior to May 19, 2004, and, other then as a director, currently holds no office at ChipMOS. Messrs. Miao and Ma are neither officers nor employees of ChipMOS.

Mr. Ma submitted his resignation from the board of directors of ChipMOS, effective as of December 18, 2004.

At a meeting of the board of directors of ChipMOS on December 21, 2004, the board of directors resolved to accept Mr. Ma’s resignation and to request Messrs. Hu and Miao to resign from the board of directors of ChipMOS.

The board of directors of ChipMOS also removed Messrs. Hu and Miao from their positions on any committees of the board of directors and appointed Mr. Yeong-Her Wang, an independent director, to the audit committee and Mr. Pierre Laflamme, an independent director, to the compensation committee. ChipMOS is currently in the process of identifying additional independent directors to serve on its board of directors.

The board of directors of ChipMOS also established a special investigation committee of independent directors to identify and investigate any past and present dealings between ChipMOS, including its subsidiaries and affiliates, and Messrs. Hu, Miao and Ma and any companies or entities affiliated with any of them. The special investigation committee comprises Messrs. Pierre Laflamme and Yeong-Her Wang, both independent directors, and will be assisted by independent legal and accounting advisors to be selected by the special investigation committee. The special investigation committee will report its findings to the board of directors upon conclusion of the investigation. At this time, the special investigation committee cannot estimate how long the investigation will require nor when it will report its findings to the board of directors.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.